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                           June 15, 2023

       James Warren
       General Counsel
       ENERGY FOCUS, INC/DE
       32000 Aurora Road, Suite B
       Solon, Ohio 44139

                                                        Re: ENERGY FOCUS,
INC/DE
                                                            Registration
Statement on Form S-3
                                                            Filed June 12, 2023
                                                            File No. 333-272604

       Dear James Warren:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Sarah
Sidwell at 202-551-4733 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Michael Solecki